A. I presume the lawyers were.
Q. Only the lawyers?
A. No, you said who was involved in it.
Q. Yeah.
A. I presume the lawyers were the ones who guided us there.
But as I said to you, any high-value investment you make not as an individual generally get made through an LLC.
Q. Who is the "us" that the lawyers guided?
A. That would have been me, Mrs. Gans, and the other investors.
Q. Who are the other investors?
MS. RICHMAN: I object.
THE WITNESS: I should answer?
MS. RICHMAN: Yes.
A. It would have been, to the best of my recollection, Fred Mindel, Robert Klein, Minerva Taylor, Paul Nickelsberg. I think that's it.
MR. SKOLNIK: Can I hear that

JOSEPH DAVID STILWELL - CONFIDENTIAL

Q. My question was have you ever made any other real estate purchases for anyone using an LLC or a corporation?

A. Making any other -- that pre -- you missed what I said, and you missed what Judy said.

So to repeat it back to you again, the LLC purchased this unit at The Plaza.

Q. Right.

A. Okay.

So your question doesn't follow upon that.

MS. RICHMAN: Read back the first question, please, because it was a different question than the other question.

(Record read.)

A. Well, the word "other" would have to come out. So if you take the word "other" out, no.

Q. Well, Mrs. Gans lives in 405, Unit 405, at the Plaza, doesn't she?

A. I believe she does.

Q. What's the presumption that makes it not a real question?

A. You're saying -- the presumption I purchased this for her to live in, or I was part of a purchasing group that purchased it for her to live in --

Q. That's not the case?

A. It's not the case.

Q. What was the purpose of the purchase?

A. As I said earlier -- maybe we didn't get to that because of the conundrum -- the hubbub.

This was an investment in real estate made through an LLC.

Q. How was the decision made that Ms. Gans would live in the apartment that was purchased through that investment?

A. As I recall, the opportunity was open to any of the investors in there, if they wanted to occupy it, and she was the one who chose to.

Q. So is it your testimony that when you first decided to purchase the

JOSEPH DAVID STILWELL - CONFIDENTIAL

MS. RICHMAN: Because I'm telling you -- we do not believe -- we did not believe that they have anything to do with this action, so they were redacted.

He has now provided the names for you, so you have the information.

BY MR. SKOLNIK:

Q. How much of the total purchase price did you provide, Mr. Stilwell?

A. I think a little over three million. It says so in here.

Do you want me to look for it?

Q. Sure.

A. It says 36.4 percent -- now it's easier. Looks like approximately 3.2 million. That sounds right.

Q. Take a look now at Exhibit D, the third page of Exhibit D.

A. Trying to find it.

Q. That's it.

A. Page one, page two, page three.

Q. What was redacted at the top of that page?

JOSEPH DAVID STILWELL - CONFIDENTIAL
A. Yes.
Q. How much of the total purchase price did Sharon Gans pay?
A. I think it's in here somewhere. Let me look again.
It says two million dollars.
Q. What was the source of her funds?
A. I presume they were her investment funds.
Q. So you've identified how much you provided, you've identified how much Mrs. Gans provided.
Do you, sitting here today, recall how much some of the other members whose names you've given me provided?
A. Not specifically. They would have all been at least six-figure sums. I think they were all six-figure sums.
And to make the numbers at the bottom, somebody else had to at least put in a seven-figure sum, if not two people.
Q. Do you remember who put in six figures and who put in seven figures?